SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2008

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated December 17, 2008

Press Release dated December 23, 2008

Press Release dated December 30, 2008

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Deputy Corporate Secretary

Date: December 31, 2008

Eni: Financial Calendar 2009

Review and announcement of 2009 financial results

San Donato Milanese (Milan), December 17, 2008 - Eni announces the dates for the publication of its 2009 financial results as approved by the Board of Directors and Shareholders’ Meeting:

Fourth quarter 2008 results and preliminary financial statements at December 31, 2008. Dividend announcement for the 2008 financial year	Board of Directors review	February 12, 2009
	Press Release and Strategy Presentation	February 13, 2009
Eni consolidated financial statements at December 31, 2008 and Eni SpA draft financial statements at December 31, 2008. Dividend proposal for 2008. Sustainability Report 2008	Board of Directors approval	March 13, 2009
	Press Release	March 13, 2009
First quarter 2009 results	Board of Directors review	April 23, 2009
	Press Release and conference call**	April 24, 2009
Eni SpA financial statements at December 31, 2008	Shareholder’s Meeting	April 29, 2009 (first call) April 30, 2009 (second call)
	Press Release	April 29, 2009 or April 30, 2009
Second quarter 2009 results and interim financial report at June 30, 2009. Interim dividend announcement for the financial year 2009.	Board of Directors approval	July 30, 2009
	Press Release and conference call*	July 30, 2009
Board resolution on 2009 interim dividend	Board of Directors approval	September 10, 2009
	Press Release	September 10, 2009
Third quarter 2009 results	Board of Directors review	October 28, 2009
	Press Release and conference call**	October 29, 2009

_____________________

* Press Releases will be issued at the end of the Board of Director’s meeting (trading hours) and a conference call for the presentation of results to the financial community will be held in the afternoon.
** Press Releases will be issued in the morning (non trading hours) and a conference call for the presentation of results to the financial community will be held in the afternoon.

The final dividend for the 2008 financial year will be paid on May 21, 2009 (ex-dividend date: May 18, 2009) and the interim dividend for the 2009 financial year will be paid on September 24, 2009 (ex-dividend date: September 21, 2009).

Any amendments to the above calendar will be notified to the market.

* * *

Company contacts:

Switchboard: +39-0659821
e-mail: segreteriasocietaria.azionisti@eni.it

Press Office:
Tel.: 0252031287 - 0659822040
e-mail: ufficio.stampa@eni.it

Investor Relations:
Tel.: 0252051651 - fax: 0252031929
e-mail: investor.relations@eni.it

Website: www.eni.it

Eni donates euro 200 million to the Governmental solidarity fund promoted by Italian Ministries of Economy and Welfare

San Donato Milanese (Milan), December 23, 2008 - Eni and the Eni Foundation signed an agreement with Italy’s Ministries of Economy and Welfare to participate in the Governmental solidarity fund named "Fondo Carta Acquisti" (Purchase Card Fund), through a donation of euro 200 million.

The initiative is targeted at addressing the basic needs of less affluent citizens in terms of nutrition, energy and medical aid.

The Eni Foundation, which was created by Eni for the purpose of promoting social solidarity, will donate euro 200 million to the Fund over the next 6 months. This amount will be financed in two parts. The initial donation will take place in fiscal 2008, with euro 100 million to be delivered by December 31, 2008. The remaining euro 100 million will be provided by June 30, 2009.

Eni is proud to take part in this initiative, continuing the company’s long-standing tradition of contributing to the economic and social well-being of the communities in which it operates.

Company contacts:
Press Office: +39 02.52031875 - +39 06.5982398
Switchboard number for Shareholders: +39 06.59821
Free Number: 800940924

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Website: www.eni.it

Approval of the Distrigas takeover bid prospectus by the Belgian Banking,
Finance and Insurance Commission ("CBFA")

San Donato Milanese (Milan), December 30, 2008 - Today the CBFA approved the prospectus relating to the unconditional mandatory public takeover bid by Eni Gas & Power Belgium SA (a controlled subsidiary of Eni SpA) for all the shares in the Belgian company Distrigas not yet owned by it.

The acceptance period for the takeover bid will start on January 9, 2009 and will end on March 19, 2009. The prospectus will be made available as will be specified in a later announcement.

Company contacts:
Press office: +39 02.52031875 - +39 06.5982398
Switchboard number: +39-0659821
Free number for shareholders: 800940924 - +39.80011223456

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Website: www.eni.it